UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25
Commission File Number 000-24201
NOTIFICATION OF LATE FILING
(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:		October 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Full Name of Registrant CARREKER CORPORATION
Former Name if Applicable
Address of Principal Executive Office (Street and Number) 4055 Valley View Lane
City, State and Zip Code Dallas, Texas 75244

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐ (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previous announced on December 10, 2002, Carreker Corporation (Registrant) is currently reviewing its financial statements, principally focusing on the timing of its recognition of revenues during prior periods. In light of this review, the Registrant will not be in a position to timely file its Form 10-Q for the period ending October 31, 2002 without unreasonable effort or expense.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (2/11/2002)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	TERRY L. GAGE (Name)	(972) (Area Code)	458-1981 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In light of the Registrant's aforementioned review of its financial statements, the Registrant is not currently in a position to indicate whether its results of operations for the period ending October 31, 2002 will be significantly different from the corresponding period in the Registrant's prior fiscal year.

CARREKER CORPORATION (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 16, 2002	By	/s/ Terry L. Gage Executive Vice President and Chief Financial Officer